UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

October 27, 2016

Barclays PLC and
Barclays Bank PLC
(Names of Registrants)

1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays
Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to
General Instruction B to the General Instructions to Form 6-K.

EXHIBIT INDEX

3rd Quarter Results dated 27 October 2016

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARCLAYS PLC
(Registrant)

Date: October 27, 2016

By: /s/ Ines Watson --------------------------------
Ines Watson
Assistant Secretary

BARCLAYS BANK PLC
(Registrant)

Date: October 27, 2016

By: /s/Ines Watson --------------------------------
Ines Watson
Assistant Secretary

Barclays PLC
Q3 2016 Results Announcement

30 September 2016

Performance Highlights

Transatlantic Consumer, Corporate and Investment Bank with Global Reach
Our strategy is on track with good progress year to date

●	Core returns:	●	Core business performed well, with a 4% growth in profit before tax to £4,898m delivering a Core return on tangible equity (RoTE) excluding notable items1 of 10.7%
●	Non-Core rundown:	●	Remain on track to close Non-Core in 2017 with strong progress on business disposals
		●	£10bn reduction in RWAs to £44bn, despite adverse Foreign Exchange (FX) movements
		●	Completed sale of the Barclays Risk Analytics and Index Solutions Ltd. business in Q316, resulting in a pre-tax gain of £535m
●	Common Equity Tier 1 (CET1) ratio:	●
CET1 ratio of 11.6% with strong organic capital growth offset by headwinds from the UK Retirement Fund (UKRF) defined benefit pension deficit and £1,000m of provisions for UK customer redress in the nine months to September 2016

		●	On track to meet end-state capital requirements
●	Core costs:	●	On track to meet the £12.8bn 2016 Core cost guidance2 adjusted for FX. Based on an average USD/GBP exchange rate of 1.30 for H216 this equates to £13.0bn
		●	We are reducing the real estate footprint resulting in restructuring costs in Barclays International of £150m in Q316 with a structurally lower cost base going forward
●	Barclays Africa Group Limited (BAGL) sell down:	●	First sale of 12.2% stake completed in May 2016, resulting in a c.10bps benefit to the CET1 ratio
		●	Remain on track to achieve regulatory deconsolidation within 2 to 3 years
●	Holding Company (HoldCo) transition:	●	Progressed the HoldCo transition with £10.9bn equivalent of issuance and £7.4bn equivalent of Operating Company (OpCo) capital and debt bought back or redeemed
		●	Q316 included the redemption of $750m USD preference shares, the second such redemption in 2016, and a £0.6bn equivalent liability management exercise

Strong Core business performance with underlying double digit Return on Tangible Equity

●
Core profit before tax increased 4% to £4,898m reflecting diversification benefits from consumer and wholesale customers and clients, geographies and products, and the appreciation of USD and EUR against GBP

●
Double digit Core RoTE of 10.7% (Q315 YTD: 12.9%) excluding notable items based on an increased average tangible equity base of £40bn (Q315 YTD: £36bn) with a basic earnings per share contribution of 19.4p (Q315 YTD: 21.3p) excluding notable items

●
Strong Barclays UK RoTE of 20.0% (Q315 YTD: 23.2%) excluding notable items. Net interest margin (NIM) increased 7bps to 3.63% on increased customer deposit balances, offset by lower interchange fee income in Barclaycard Consumer UK and higher credit impairment charges following a one-off impact from a management review of the cards portfolio impairment modelling

●
Double digit Barclays International RoTE of 10.5% (Q315 YTD: 11.5%) excluding notable items. Strong growth in Consumer, Cards and Payments products and encouraging CIB performance, particularly in Q316

●	Group profit before tax decreased 10% to £2,900m driven by the acceleration of Non-Core rundown resulting in a 33% increase in loss before tax to £1,998m
●	Group RoTE decreased to 4.4% (Q315 YTD: 5.8%)
●
Tangible net asset value per share decreased modestly to 287p (June 2016: 289p) in the quarter driven by the UKRF defined benefit pension net assets moving from a £0.1bn surplus to a £1.1bn deficit and £600m of provisions for UK customer redress, partially offset by favourable currency translation reserve movements and profit generated in the period

James E Staley, Group Chief Executive Officer, said:
“Our strategic priorities remain: strengthening our Core businesses; closing Barclays Non-Core as fast as possible; progressing the sell down of our stake in Barclays Africa to a point where we can achieve regulatory deconsolidation; eliminating costs in both Core and Non-Core; dealing with legacy issues; and meeting our end state capital requirements. Taken together, the picture in the third quarter is one of strong progress against this agenda. Our Core businesses are performing well, Non-Core rundown is approaching the final lap toward closure, we are on top of costs, and our capital position is resilient with strong reasons for confidence in meeting our end state target.
The growing momentum in attaining our strategic goals means we can feel optimistic of our prospects of completing the restructuring of Barclays – a restructuring to a simplified transatlantic, consumer, corporate and investment bank with the capacity to deliver sustainable high quality returns for shareholders. This quarter has seen us take another important stride toward that state.”

1	References to underlying performance exclude the impact of notable items. Notable items in Core resulted in a net loss before tax of £465m (Q315 YTD: £693m), as detailed on page 3.
2	Guidance excludes litigation and conduct charges.

Barclays Group results
for the nine months ended	30.09.16	30.09.15
	£m	£m	% Change
Total income net of insurance claims	16,459	17,592	(6)
Credit impairment charges and other provisions	(1,720)	(1,208)	(42)
Net operating income	14,739	16,384	(10)
Operating expenses	(10,753)	(10,176)	(6)
Litigation and conduct	(1,266)	(2,665)	52
Total operating expenses	(12,019)	(12,841)	6
Other net income/(expenses)	180	(322)
Profit before tax	2,900	3,221	(10)
Tax charge	(1,043)	(985)	(6)
Profit after tax in respect of continuing operations	1,857	2,236	(17)
Profit after tax in respect of discontinued operation1	520	525	(1)
Non-controlling interests in respect of continuing operations	(255)	(247)	(3)
Non-controlling interests in respect of discontinued operation1	(280)	(248)	(13)
Other equity holders2	(318)	(238)	(34)
Attributable profit	1,524	2,028	(25)

Performance measures
Return on average tangible shareholders' equity2	4.4%	5.8%
Average tangible shareholders' equity (£bn)	49	48
Cost: income ratio	73%	73%
Loan loss rate (bps)	48	35

Basic earnings per share2	9.6p	12.4p
Dividend per share	1.0p	3.0p

	As at	As at	As at
Balance sheet and capital management	30.09.16	30.06.16	31.12.15
Tangible net asset value per share	287p	289p	275p
Common equity tier 1 ratio	11.6%	11.6%	11.4%
Common equity tier 1 capital	£43.2bn	£42.4bn	£40.7bn
Risk weighted assets	£373bn	£366bn	£358bn
Leverage ratio	4.2%	4.2%	4.5%
Fully loaded tier 1 capital	£49.9bn	£47.9bn	£46.2bn
Leverage exposure	£1,185bn	£1,155bn	£1,028bn

Funding and liquidity
Group liquidity pool	£157bn	£149bn	£145bn
Estimated CRD IV liquidity coverage ratio	125%	124%	133%
Loan: deposit ratio3	85%	85%	86%

1	Refer to page 15 for further information on the Africa Banking discontinued operation.
2
The profit after tax attributable to other equity holders of £318m (Q315 YTD: £238m) is offset by a tax credit recorded in reserves of £89m (Q315 YTD: £48m). The net amount of £229m (Q315 YTD: £190m), along with non-controlling interests (NCI) is deducted from profit after tax in order to calculate earnings per share and return on average tangible shareholders’ equity.

3	Loan: deposit ratio for Barclays UK, Consumer, Cards and Payments, Corporate, and Non-Core retail.

Barclays Core and Non-Core results for the nine months ended	Barclays Core			Barclays Non-Core
	30.09.16	30.09.15		30.09.16	30.09.15
	£m	£m	% Change	£m	£m	% Change
Total income net of insurance claims	17,204	16,912	2	(745)	680
Credit impairment charges and other provisions	(1,645)	(1,106)	(49)	(75)	(102)	26
Net operating income/(expenses)	15,559	15,806	(2)	(820)	578
Operating expenses	(9,585)	(8,773)	(9)	(1,168)	(1,403)	17
Litigation and conduct	(1,071)	(2,254)	52	(195)	(411)	53
Total operating expenses	(10,656)	(11,027)	3	(1,363)	(1,814)	25
Other net (expenses)/income	(5)	(55)	91	185	(267)
Profit/(loss) before tax	4,898	4,724	4	(1,998)	(1,503)	(33)
Tax (charge)/credit	(1,703)	(1,387)	(23)	660	402	64
Profit/(loss) after tax	3,195	3,337	(4)	(1,338)	(1,101)	(22)
Non-controlling interests	(221)	(185)	(19)	(35)	(62)	44
Other equity holders	(273)	(191)	(43)	(45)	(47)	4
Attributable profit/(loss)1	2,701	2,961	(9)	(1,418)	(1,210)	(17)

Performance measures
Return on average tangible equity	9.1%	11.0%
Average allocated tangible equity (£bn)1	40	36		8	11
Period end allocated tangible equity (£bn)1	41	38		7	10
Cost: income ratio	62%	65%		n/m	n/m
Loan loss rate (bps)	53	37		16	21
Basic earnings/(loss) per share contribution	16.5p	18.0p		(8.3p)	(7.2p)

	As at	As at	As at	As at	As at	As at
Capital management	30.09.16	30.06.16	31.12.15	30.09.16	30.06.16	31.12.15
Risk weighted assets1	£330bn	£320bn	£304bn	£44bn	£47bn	£54bn
Leverage exposure1	£1,065bn	£1,021bn	£879bn	£120bn	£134bn	£149bn

Notable items for the nine months ended	30.09.16	30.09.15		30.09.16	30.09.15
	£m	£m		£m	£m
Own credit	(80)	605		-	-
Gain on disposal of Barclays’ share of Visa Europe Limited	615	-		-	-
Gains on US Lehman acquisition assets	-	496		-	-
Provisions for UK customer redress	(1,000)	(1,257)		-	(65)
Provisions for ongoing investigations and litigation including Foreign Exchange	-	(869)		-	(201)
Gains on valuation of a component of the defined retirement benefit liability	-	429		-	-
Losses on sale relating to the Spanish and Portuguese business	-	(97)		-	(222)
Total notable items	(465)	(693)		-	(488)

Excluding notable items, the Core return on average tangible equity was 10.7% (Q315 YTD: 12.9%) and the Core basic earnings per share was 19.4p (Q315 YTD: 21.3p).

Excluding notable items, the Non-Core basic loss per share was 8.3p (Q315 YTD: 5.1p).

1
Attributable profit in respect of the Africa Banking discontinued operation is reported at the Group level only. Allocated tangible equity, RWAs and leverage exposure are reported in Head Office within Core.

	Nine months ended	Nine months ended
	30.09.16	30.09.15
Income by business	£m	£m	% Change
Barclays UK	5,689	5,509	3
Barclays International	11,403	10,779	6
Head Office	112	624	(82)
Barclays Core	17,204	16,912	2
Barclays Non-Core	(745)	680
Barclays Group	16,459	17,592	(6)

Profit/(loss) before tax by business
Barclays UK	1,155	1,432	(19)
Barclays International	3,838	3,016	27
Head Office	(95)	276
Barclays Core	4,898	4,724	4
Barclays Non-Core	(1,998)	(1,503)	(33)
Barclays Group	2,900	3,221	(10)

Group Finance Director’s Review

Performance for the nine months ended September 2016 demonstrates Barclays’ diversification benefits from the mix of consumer and wholesale customers and clients, geographies and products, and the associated benefit from the appreciation of USD and EUR against GBP.

The Core business is performing well with a double digit RoTE excluding notable items on an increased average tangible equity base. The Non-Core rundown remains on track for closure in 2017. Capital ratio progression towards end state capital requirements is also strong, while balancing capital growth with earnings accretive actions, such as the reduction in the real estate footprint and redemption of USD preference shares. The Core business generated positive cost: income jaws and we intend to continue to reduce the Group’s structural cost base, targeting a Group cost: income ratio of less than 60% over time.

Group performance
●
Profit before tax decreased 10% to £2,900m. The Group performance reflected strong Core results while being impacted by the acceleration of Non-Core rundown resulting in a loss before tax of £1,998m (Q315 YTD: £1,503m), provisions for UK customer redress of £1,000m (Q315 YTD: £1,322m) and the appreciation of average USD and EUR against GBP, positively impacting income and adversely affecting impairment and operating expenses

●	Return on average tangible shareholders’ equity was 4.4% (Q315 YTD: 5.8%) and basic earnings per share was 9.6p (Q315 YTD: 12.4p)
●
Total income net of insurance claims decreased 6% to £16,459m as the acceleration of Non-Core rundown resulted in income reducing £1,425m to a net expense of £745m, while Core income increased 2% to £17,204m

●
While delinquency rates remained broadly stable, credit impairment charges increased 42% to £1,720m primarily driven by a one-off £320m charge in Q316 following the management review of the UK and US cards portfolio impairment modelling. Q116 also included impairment of a number of single name exposures, largely in respect of counterparties in the oil and gas sector. These resulted in a 13bps increase in the loan loss rate to 48bps

●
Total operating expenses reduced 6% to £12,019m reflecting savings from strategic cost programmes as well as lower litigation and conduct charges. Operating expenses included a £150m charge in Barclays International in Q316, relating to a reduction in the real estate footprint which will generate savings in future periods, increased structural reform implementation costs, the continued business growth in Consumer, Cards and Payments and the non-recurrence of the prior year gains of £429m on valuation of a component of the defined retirement benefit liability

●
The effective tax rate on profit before tax increased to 36.0% (Q315 YTD: 30.6%) principally as a result of an increase in non-deductible provisions and, with effect from January 2016, a new corporation tax surcharge of 8% on banks’ UK profits

●	Profit after tax in respect of continuing operations decreased 17% to £1,857m. Profit after tax in relation to the Africa Banking discontinued operation decreased 1% to £520m
●
In the nine months ended September 2016, notable items resulted in a net loss before tax of £465m (Q315 YTD: £1,181m) comprising provisions for UK customer redress of £1,000m (Q315 YTD: £1,322m), a £615m (Q315 YTD: £nil) gain on disposal of Barclays’ share of Visa Europe Limited and an own credit loss of £80m (Q315 YTD: gain of £605m)

All performance commentary which follows is on an underlying basis, excluding notable items.

Core performance
●
Profit before tax decreased 1% to £5,363m, including the benefit of the appreciation of average USD and EUR against GBP. This reflected solid performance in both Barclays UK and Barclays International, generating positive cost: income jaws and an improvement in the cost: income ratio to 58% (Q315 YTD: 59%)

●	The Core business generated an RoTE of 10.7% (Q315 YTD: 12.9%) based on an increased average tangible equity base of £40bn (Q315 YTD: £36bn), as capital was returned from Non-Core
●
Total income increased 5% to £16,669m, with Barclays UK income increasing 1% to £5,538m and Barclays International income increasing 6% to £10,939m with growth in both CIB and Consumer, Cards and Payments

●
Credit impairment charges increased 49% to £1,645m resulting in a 16bps increase in the loan loss rate to 53bps primarily due to a one-off £320m charge in Q316 following the management review of the UK and US cards portfolio impairment modelling

●
Total operating expenses increased 3% to £9,656m. The 2016 Core cost guidance of £12.8bn, excluding litigation and conduct charges and adjusted for FX, remains on track. Based on an average USD/GBP exchange rate of 1.30 in H216 this equates to £13bn

Barclays UK
●	RoTE was 20.0% (Q315 YTD: 23.2%), as profit before tax decreased 8% to £2,004m driven by an increase in credit impairment charges, while the cost: income ratio improved to 51% (Q315 YTD: 52%)
●	Total income increased 1% to £5,538m through steady growth in balances and pricing discipline
	–	Personal Banking income increased 2% to £2,828m driven by improved deposit margins and balance growth, partially offset by mortgage margin pressure
–
Barclaycard Consumer UK income decreased 3% to £1,515m reflecting the impact of the European Interchange Fee Regulation, which came into full effect from December 2015, partially offset by balance growth and a gain from a debt sale in Q316

–
Wealth, Entrepreneurs & Business Banking (WEBB) income increased 1% to £1,195m reflecting deposit growth, partially offset by reduced transactional appetite from investors and a reduction in assets under management in Wealth

–
Net interest income increased 2% to £4,546m due to deposit balance growth and pricing initiatives, partially offset by a lower mortgage margin. NIM increased 7bps to 3.63% reflecting higher margins on Personal Banking deposits and income from treasury operations in Q316

●
Credit impairment charges increased 47% to £716m primarily due to a one-off £200m charge in Q316 following the management review of the cards portfolio impairment modelling. Excluding this charge, impairment trends remained broadly stable, with the 30 and 90 day arrears rates on the cards portfolio improving year-on-year to 2.0% (Q315 YTD: 2.2%) and 1.0% (Q315 YTD: 1.1%) respectively

●	Total operating expenses decreased 1% to £2,817m driven by savings realised from strategic cost programmes, partially offset by increased structural reform programme implementation costs

Barclays International
●	RoTE was 10.5% (Q315 YTD: 11.5%), within which Consumer, Cards and Payments RoTE was 21.3% (Q315 YTD: 19.9%) and CIB RoTE was 8.7% (Q315 YTD: 10.3%)
●
Profit before tax decreased 2% to £3,374m reflecting strong growth in Consumer, Cards and Payments, encouraging CIB results, and the benefit from the appreciation of average USD and EUR against GBP more than offset by an increase in impairment charges

●	Total income increased 6% to £10,939m, as Consumer Cards and Payments income increased 21% to £2,937m and CIB income increased 2% to £8,002m
–
Markets income increased 4% to £4,103m, within which Credit income increased 47% to £924m driven by a strong performance in the fixed income credit flow businesses, Equities income decreased 13% to £1,380m following simplification of the business model, and Macro income increased 4% to £1,799m driven by continued momentum in Q316 and reflecting increased activity post the EU referendum

–
Banking income decreased 1% to £3,895m, within which Banking fee income increased 7% to £1,747m, driven by higher debt underwriting and financial advisory fees, Corporate lending income decreased 15% to £892m, due to reduced income from hedges, and Transactional banking income increased 1% to £1,256m driven by increased income from higher deposit balances and an increase in payment volumes

–
Consumer, Cards and Payments income increased 21% to £2,937m driven by continued growth in Barclaycard US, including the benefit of portfolio acquisitions, Barclaycard Germany, Barclaycard Business Solutions and the Wealth International business

–
Net interest income increased 8% to £3,466m including income from treasury operations in Q316 and NIM1 increased to 4.89% (Q315 YTD: 4.56%) driven by growth in interest earning lending in Barclaycard US

●	Credit impairment charges increased 50% to £929m
	–	CIB impairment increased 47% to £170m primarily from impairment of a number of single name exposures in Q116, largely in respect of counterparties in the oil and gas sector
–
Consumer, Cards and Payments impairment increased 51% to £759m due to growth in receivables and a one-off £120m charge in Q316 following the management review of the cards portfolio impairment modelling. Excluding this charge, impairment trends in US cards increased modestly year-on-year, with the 30 and 90 day arrears rates of 2.4% (Q315 YTD: 2.1%) and 1.1% (Q315 YTD: 1.0%) respectively

●	Total operating expenses increased 6% to £6,663m
–
CIB operating expenses increased 7% to £5,337m, including higher restructuring costs, £150m of which related to reducing the real estate footprint in Q316, and higher structural reform programme implementation costs, largely relating to the incorporation of the US Intermediate Holding Company (IHC) on 1 July 2016. These increases were partially offset by lower litigation and conduct charges

	–	Consumer, Cards and Payments operating expenses increased 4% to £1,326m driven by continued business growth

1	Excludes Investment Banking related balances.

Head Office
●	Loss before tax was £15m (Q315 YTD: £203m) reflecting increased net income from treasury operations and reduced structural reform implementation costs in operating expenses

Non-Core performance
●
The Non-Core rundown remains on track, with RWAs decreasing £10bn to £44bn in the nine months to September 2016 despite the impact of the appreciation of USD and EUR against GBP, driven by a £5bn reduction in Derivatives and a £3bn reduction in Securities and loans including the completion of the sale of the Portuguese retail and insurance businesses and Italian banking network

●	Good progress has been made on business disposals, with the following completions in Q316:
	–	Sale of Barclays Risk Analytics and Index Solutions, resulting in a pre-tax gain of £535m in other net income
	–	Sale of the Italian retail banking network, resulting in a decrease in Non-Core RWAs of £0.6bn
●	Underlying loss before tax increased to £1,998m (Q315 YTD: £1,015m)
●	Total income net of insurance claims reduced £1,425m to a net expense of £745m, including fair value losses on the ESHLA portfolio of £436m (Q315 YTD: £203m)
–
Businesses income reduced £352m to £558m primarily due to the impact of lower income following the completion of the sale of the Barclays Wealth Americas, the European retail and UK Secured Lending businesses

–
Securities and loans income reduced £644m to a net expense of £799m primarily driven by the fair value losses on the ESHLA portfolio, the impact of restructuring the ESHLA Lender Option Borrower Option loan terms in Q216, the non-recurrence of a £91m provision release relating to a litigation matter in Q115, and the exit of historical investment banking businesses

	–	Derivatives income reduced £429m to a net expense of £504m primarily reflecting the costs of running down the portfolio
●	Credit impairment charges improved 26% to £75m driven by lower impairment charges in Europe
●	Total operating expenses improved 12% to £1,363m reflecting reduced costs following the exit of businesses, partially offset by higher restructuring costs
●	The intention remains to close Non-Core in 2017 with c.£20bn RWAs, subject to prevailing FX rates

Group capital and leverage

●	The fully loaded CRD IV CET1 ratio increased to 11.6% (December 2015: 11.4%) reflecting an increase in CET1 capital of £2.4bn to £43.2bn, whilst RWAs increased by £15bn to £373bn
–
The increase in CET1 capital was largely driven by strong profits of £1.8bn generated in the period, after absorbing the impact of notable items. Other favourable movements included the currency translation reserve as a result of the appreciation of all major currencies against GBP

–
This was partially offset by the UKRF defined benefit pension scheme moving to a £1.1bn deficit from a £0.8bn surplus at December 2015, leading to a 30bps adverse CET1 ratio movement. This is a result of AA corporate bond spreads tightening and gilt yields falling, causing the discount rate for the liability values to fall 151bps to 2.31%

	–	The increase in RWAs was principally due to the appreciation of USD, EUR and ZAR against GBP, which more than offset RWA reductions in Non-Core
●
The leverage ratio decreased to 4.2% (December 2015: 4.5%) driven by a 15% increase in the leverage exposure to £1,185bn primarily within loans and advances and other assets, as well as the impact of the appreciation of USD and EUR against GBP. Fully loaded Tier 1 capital increased £3.8bn to £49.9bn, including an Additional Tier 1 (AT1) issuance of $1.5bn in Q316

●	Tangible net asset value per share increased to 287p (December 2015: 275p) driven by profit generated in the period and net favourable reserve movements

Group funding and liquidity

●
The Group continued to maintain surpluses to its internal and regulatory requirements in the nine months to September 2016 with a liquidity pool of £157bn (December 2015: £145bn). The increase was driven by the depreciation of GBP against other currencies and higher short term funding to provide additional liquidity. The Liquidity Coverage Ratio (LCR) was 125% (December 2015: 133%), equivalent to a surplus of £31bn (December 2015: £37bn)

●
Wholesale funding outstanding excluding repurchase agreements was £159bn as at September 2016 (December 2015: £142bn). The increase was driven by the depreciation of GBP against other currencies, holding company issuance and higher short term funding to provide additional liquidity. The Group issued £10.9bn equivalent of capital and senior unsecured debt from the holding company in the nine months to September 2016, of which £7.4bn equivalent and £0.8bn equivalent in public and private senior unsecured debt respectively, and £2.7bn of capital instruments. In the same period £7.4bn of Barclays Bank PLC capital and senior unsecured debt was bought back or called

Other matters

●
Additional UK customer redress provisions of £1,000m (Q315 YTD £1,322m) relating to Payment Protection Insurance (PPI) were recognised in the nine months to September 2016. £400m was recognised in Q216 reflecting an updated estimate of costs, primarily relating to ongoing remediation programmes, with £600m recognised in Q316 to reflect the current estimate of the impact of the revised complaints deadline proposed in Financial Conduct Authority (FCA) consultation paper 16/20 issued on 2 August 2016. We will continue to review the adequacy of the provision levels in respect of the FCA’s proposals which remain subject to consultation. The remaining PPI provision as at September 2016 was £2.3bn (December 2015: £2.1bn)

●
In Q216, Barclays redeemed its $1.15bn 7.75% Series 4 Non-Cumulative Callable Dollar Preference Shares. In Q316, Barclays redeemed its $750m 6.625% Series 2 Non-Cumulative Callable Dollar Preference Shares. These redemptions resulted in a 10bps detriment to the CET1 ratio, but will result in an ongoing reduction in preference share dividends payable of $139m per annum

●	The acquisition of Visa Europe Limited by Visa Inc. completed on 21 June 2016 resulted in the recognition of a pre-tax gain on disposal of £615m in income in Q216
●
On 5 May 2016, Barclays executed the first tranche of the sell down of the Group’s interest in BAGL with the sale of 12.2% of BAGL’s issued share capital. Following completion of this first tranche, Barclays’ holding represents 50.1% of BAGL’s issued share capital. Barclays continues to explore opportunities to reduce its shareholding to a level that would permit regulatory deconsolidation. Barclays also continues to work closely with BAGL management on arrangements for operational separation of the two businesses, including the terms of transitional services arrangements and related separation payments

●	The Barclays US IHC was incorporated on 1 July 2016. The associated quarterly report to the Federal Reserve (FR Y-9C) will be released on 9 November 2016

Tushar Morzaria, Group Finance Director

Results by Business

Barclays UK	Nine months ended	Nine months ended
	30.09.16	30.09.15
Income statement information	£m	£m	% Change
Net interest income	4,546	4,464	2
Net fee, commission and other income	1,143	1,045	9
Total income	5,689	5,509	3
Credit impairment charges and other provisions	(716)	(487)	(47)
Net operating income	4,973	5,022	(1)
Operating expenses	(2,803)	(2,544)	(10)
Litigation and conduct	(1,014)	(1,045)	3
Total operating expenses	(3,817)	(3,589)	(6)
Other net expenses	(1)	(1)	-
Profit before tax	1,155	1,432	(19)
Attributable profit	445	1,031	(57)

	As at	As at	As at
	30.09.16	30.06.16	31.12.15
Balance sheet information	£bn	£bn	£bn
Loans and advances to customers at amortised cost	166.6	166.0	166.1
Total assets	209.1	204.6	202.5
Customer deposits	185.5	181.7	176.8
Risk weighted assets	67.4	67.1	69.5

	Nine months ended	Nine months ended
Performance measures	30.09.16	30.09.15
Return on average tangible equity	6.9%	14.8%
Average allocated tangible equity (£bn)	9.0	9.4
Cost: income ratio	67%	65%
Loan loss rate (bps)	56	38
Loan: deposit ratio	90%	96%
Net interest margin	3.63%	3.56%

Notable items	£m	£m
Gain on disposal of Barclays' share of Visa Europe Limited	151	-
Provisions for UK customer redress	(1,000)	(1,040)
Gain on valuation of a component of the defined retirement benefit liability	-	296
Total notable items	(849)	(744)

Excluding notable items, the Barclays UK return on average tangible equity was 20.0% (Q315 YTD: 23.2%).

Analysis of Barclays UK	Nine months ended	Nine months ended
	30.09.16	30.09.15
Analysis of total income	£m	£m	% Change
Personal Banking	2,957	2,770	7
Barclaycard Consumer UK	1,515	1,560	(3)
Wealth, Entrepreneurs & Business Banking	1,217	1,179	3
Total income	5,689	5,509	3

Analysis of credit impairment charges and other provisions
Personal Banking	(133)	(155)	14
Barclaycard Consumer UK	(565)	(312)	(81)
Wealth, Entrepreneurs & Business Banking	(18)	(20)	10
Total credit impairment charges and other provisions	(716)	(487)	(47)

	As at	As at	As at
	30.09.16	30.06.16	31.12.15
Analysis of loans and advances to customers at amortised cost	£bn	£bn	£bn
Personal Banking	135.3	134.7	134.0
Barclaycard Consumer UK	16.2	16.2	16.2
Wealth, Entrepreneurs & Business Banking	15.1	15.1	15.9
Total loans and advances to customers at amortised cost	166.6	166.0	166.1

Analysis of customer deposits
Personal Banking	137.2	134.8	131.0
Barclaycard Consumer UK	-	-	-
Wealth, Entrepreneurs & Business Banking	48.3	46.9	45.8
Total customer deposits	185.5	181.7	176.8

Barclays International	Nine months ended	Nine months ended
	30.09.16	30.09.15
Income statement information	£m	£m	% Change
Net interest income	3,466	3,204	8
Net trading income	3,449	3,189	8
Net fee, commission and other income	4,488	4,386	2
Total income	11,403	10,779	6
Credit impairment charges and other provisions	(929)	(619)	(50)
Net operating income	10,474	10,160	3
Operating expenses	(6,632)	(6,022)	(10)
Litigation and conduct	(31)	(1,159)	97
Total operating expenses	(6,663)	(7,181)	7
Other net income	27	37	(27)
Profit before tax	3,838	3,016	27
Attributable profit	2,369	1,782	33

	As at	As at	As at
	30.09.16	30.06.16	31.12.15
Balance sheet information	£bn	£bn	£bn
Loans and advances to banks and customers at amortised cost1	233.7	230.6	184.1
Trading portfolio assets	73.8	68.1	61.9
Derivative financial instrument assets	155.6	181.4	111.5
Derivative financial instrument liabilities	160.5	187.5	119.0
Reverse repurchase agreements and other similar secured lending	17.3	19.7	24.7
Financial assets designated at fair value	72.0	68.3	46.8
Total assets	681.9	679.9	532.2
Customer deposits2	224.1	226.5	185.6
Risk weighted assets	214.6	209.3	194.8

	Nine months ended	Nine months ended
Performance measures	30.09.16	30.09.15
Return on average tangible equity	12.9%	9.7%
Average allocated tangible equity (£bn)	25.2	24.9
Cost: income ratio	58%	67%
Loan loss rate (bps)	52	37
Loan: deposit ratio	92%	92%
Net interest margin3	4.89%	4.56%

Notable items	£m	£m
Gain on disposal of Barclays’ share of Visa Europe Limited	464	-
Gains on US Lehman acquisition assets	-	496
Provisions for UK customer redress	-	(218)
Provisions for ongoing investigations and litigation including Foreign Exchange	-	(839)
Gain on valuation of a component of the defined retirement benefit liability	-	133
Total notable items	464	(428)

Excluding notable items, the Barclays International return on average tangible equity was 10.5% (Q315 YTD: 11.5%).

1
As at 30 September 2016 loans and advances included £206.0bn (June 2016: £204.4bn) of loans and advances to customers (including settlement balances of £37.0bn (June 2016: £39.9bn) and cash collateral of £31.1bn (June 2016: £29.8bn)), and £27.8bn (June 2016: £26.2bn) of loans and advances to banks (including settlement balances of £5.7bn (June 2016: £6.2bn) and cash collateral of £7.3bn (June 2016: £5.3bn)). Loans and advances to banks and customers in respect of Consumer, Cards and Payments were £36.8bn (June 2016: £35.4bn).

2	As at 30 September 2016 customer deposits included settlement balances of £34.8bn (June 2016: £38.9bn) and cash collateral of £19.5bn (June 2016: £18.7bn).
3	Excludes Investment Banking related balances.

Analysis of Barclays International

Corporate and Investment Bank	Nine months ended	Nine months ended
	30.09.16	30.09.15
Income statement information	£m	£m	% Change
Analysis of total income
Credit	924	629	47
Equities	1,380	1,593	(13)
Macro	1,799	1,726	4
Markets	4,103	3,948	4
Banking fees	1,747	1,629	7
Corporate lending	892	1,049	(15)
Transactional banking	1,256	1,248	1
Banking	3,895	3,926	(1)
Other	4	479	(99)
Total income	8,002	8,353	(4)
Credit impairment charges and other provisions	(170)	(116)	(47)
Total operating expenses	(5,337)	(5,967)	11
Profit before tax	2,495	2,270	10

	As at	As at	As at
	30.09.16	30.06.16	31.12.15
Balance sheet information	£bn	£bn	£bn
Risk weighted assets	182.5	178.4	167.3

	Nine months ended	Nine months ended
Performance measures	30.09.16	30.09.15
Return on average tangible equity	8.7%	8.0%
Average allocated tangible equity (£bn)	21.6	21.9

Excluding notable items, the CIB return on average tangible equity was 8.7% (Q315 YTD: 10.3%).

Consumer, Cards and Payments	Nine months ended	Nine months ended
	30.09.16	30.09.15
Income statement information	£m	£m	% Change
Total income	3,401	2,426	40
Credit impairment charges and other provisions	(759)	(503)	(51)
Total operating expenses	(1,326)	(1,214)	(9)
Profit before tax	1,343	746	80

	As at	As at	As at
	30.09.16	30.06.16	31.12.15
Balance sheet information	£bn	£bn	£bn
Loans and advances to banks and customers at amortised cost	36.8	35.4	32.1
Customer deposits	48.3	46.9	41.8
Risk weighted assets	32.1	30.9	27.5

Performance measures
Return on average tangible equity	38.3%	21.8%
Average allocated tangible equity (£bn)	3.6	3.0

Excluding notable items, the Consumer, Cards and Payments return on average tangible equity was 21.3% (Q315 YTD: 19.9%).

Head Office	Nine months ended	Nine months ended
	30.09.16	30.09.15
Income statement information	£m	£m	% Change
Total income	112	624	(82)
Credit impairment charges and other provisions	-	-
Net operating income	112	624	(82)
Operating expenses	(150)	(207)	28
Litigation and conduct	(26)	(50)	48
Total operating expenses	(176)	(257)	32
Other net expenses	(31)	(91)	66
(Loss)/profit before tax	(95)	276
Attributable (loss)/profit	(113)	148

	As at	As at	As at
	30.09.16	30.06.16	31.12.15
Balance sheet information	£bn	£bn	£bn
Total assets1	73.3	87.7	59.4
Risk weighted assets1	47.5	43.2	39.7

	Nine months ended	Nine months ended
	30.09.16	30.09.15
Performance measures	£m	£m
Average allocated tangible equity (£bn)	6.3	2.0

Notable items	£m	£m
Own credit	(80)	605
Provisions for ongoing investigations and litigation including Foreign Exchange	-	(29)
Losses on sale relating to the Spanish, Portuguese and Italian businesses	-	(97)
Total notable items	(80)	479

1	Includes Africa Banking assets held for sale of £61.1bn (June 2016: £56.0bn) and risk weighted assets of £39.9bn (June 2016: £36.1bn).

Barclays Non-Core	Nine months ended	Nine months ended
	30.09.16	30.09.15
Income statement information	£m	£m	% Change
Net interest income	214	444	(52)
Net trading income	(1,241)	(308)
Net fee, commission and other income	477	799	(40)
Total income	(550)	935
Net claims and benefits incurred under insurance contracts	(195)	(255)	24
Total income net of insurance claims	(745)	680
Credit impairment charges and other provisions	(75)	(102)	26
Net operating (expenses)/income	(820)	578
Operating expenses	(1,168)	(1,403)	17
Litigation and conduct	(195)	(411)	53
Total operating expenses	(1,363)	(1,814)	25
Other net income/(expenses)	185	(267)
Loss before tax	(1,998)	(1,503)	(33)
Attributable loss	(1,418)	(1,210)	(17)

	As at	As at	As at
	30.09.16	30.06.16	31.12.15
Balance sheet information	£bn	£bn	£bn
Loans and advances to banks and customers at amortised cost1	58.7	68.5	51.8
Derivative financial instrument assets	253.2	262.8	213.7
Derivative financial instrument liabilities	243.0	253.4	202.1
Reverse repurchase agreements and other similar secured lending	0.1	0.1	3.1
Financial assets designate at fair value	15.5	15.4	21.4
Total assets	359.8	379.1	325.8
Customer deposits2	16.0	17.4	20.9
Risk weighted assets	43.9	46.7	54.3

	Nine months ended	Nine months ended
Performance measures	30.09.16	30.09.15
Average allocated tangible equity (£bn)	8.2	11.3
Period end allocated tangible equity (£bn)	7.2	10.2
Loan loss rate (bps)	16	21

Notable items	£m	£m
Provisions for UK customer redress	-	(65)
Provisions for ongoing investigations and litigation including Foreign Exchange	-	(201)
Losses on sale relating to the Spanish and Portuguese businesses	-	(222)
Total notable items	-	(488)

Analysis of income net of insurance claims	£m	£m	% Change
Businesses	558	910	(39)
Securities and loans	(799)	(155)
Derivatives	(504)	(75)
Total income net of insurance claims	(745)	680

1
As at 30 September 2016 loans and advances included £43.5bn (June 2016: £52.4bn) of loans and advances to customers (including settlement balances of £0.3bn (June 2016: £0.1bn) and cash collateral of £20.9bn (June 2016: £28.8bn) and loans and advances to banks of £15.2bn (June 2016: £16.1bn) (including settlement balances of £0.1bn (June 2016: £0.1bn) and cash collateral of £14.2bn (June 2016: £15.0bn)).

2	As at 30 September 2016 customer deposits included settlement balances of £0.2bn (June 2016: £0.1bn) and cash collateral of £14.8bn (June 2016: £14.5bn).

Discontinued Operation

On 1 March 2016, Barclays announced its intention to sell down the Group’s interest in BAGL. This sell down is intended to be to a level which will permit deconsolidation from an accounting and regulatory perspective, subject to shareholder and regulatory approvals if and as required. On 5 May 2016 Barclays executed the first tranche of the sell down of the Group’s interest in BAGL with the sale of 12.2% of BAGL’s issued share capital. Following completion of the sale, Barclays’ holding represents 50.1% of BAGL’s issued share capital.
The Africa Banking business meets the requirements for presentation as a discontinued operation. As such, these results have been presented as two lines on the face of the Group income statement, representing the profit after tax and non-controlling interest in respect of the discontinued operation. Were the fair value of BAGL, based on its quoted share price, less estimated costs to sell, to fall below the carrying amount of the net assets of BAGL including goodwill on acquisition, a resulting impairment to Barclays’ stake in BAGL would also be recognised through these lines.

Africa Banking	Nine months ended	Nine months ended
	30.09.16	30.09.15
Income statement information	£m	£m	% Change
Net interest income	1,543	1,482	4
Net fee, commission and other income	1,273	1,239	3
Total income	2,816	2,721	3
Net claims and benefits incurred under insurance contracts	(137)	(121)	(13)
Total income net of insurance claims	2,679	2,600	3
Credit impairment charges and other provisions	(340)	(260)	(31)
Net operating income	2,339	2,340	-
Total operating expenses	(1,618)	(1,590)	(2)
Other net income	4	4	-
Profit before tax	725	754	(4)
Profit after tax	520	525	(1)
Attributable profit	240	277	(13)

	As at	As at	As at
	30.09.16	30.06.16	31.12.15
Balance sheet information	£bn	£bn	£bn
Total assets1	61.1	56.0	47.9
Risk weighted assets1	39.9	36.1	31.7

1	Africa Banking assets held for sale and RWAs are reported in Head Office within Core.

Quarterly Results Summary

Barclays Group
	Q316	Q216	Q116	Q415	Q315	Q215	Q115	Q414
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
Total income net of insurance claims	5,446	5,972	5,041	4,448	5,481	6,461	5,650	4,097
Credit impairment charges and other provisions	(789)	(488)	(443)	(554)	(429)	(393)	(386)	(495)
Net operating income	4,657	5,484	4,598	3,894	5,052	6,068	5,264	3,602
Operating expenses	(3,581)	(3,425)	(3,747)	(3,547)	(3,552)	(3,557)	(3,067)	(3,696)
UK bank levy	-	-	-	(426)	-	-	-	(418)
Litigation and conduct	(741)	(447)	(78)	(1,722)	(699)	(927)	(1,039)	(1,089)
Total operating expenses	(4,322)	(3,872)	(3,825)	(5,695)	(4,251)	(4,484)	(4,106)	(5,203)
Other net income/(expenses)	502	(342)	20	(274)	(182)	(39)	(101)	(82)
Profit/(loss) before tax	837	1,270	793	(2,075)	619	1,545	1,057	(1,683)
Tax (charge)/credit	(328)	(467)	(248)	(164)	(133)	(324)	(528)	134
Profit/(loss) after tax in respect of continuing operations	509	803	545	(2,239)	486	1,221	529	(1,549)
Profit after tax in respect of discontinued operation	209	145	166	101	167	162	196	168

Attributable to:
Ordinary equity holders of the parent	414	677	433	(2,422)	417	1,146	465	(1,679)
Other equity holders	110	104	104	107	79	79	80	80
Non-controlling interests	194	167	174	177	157	158	180	218

Balance sheet information	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Total assets	1,324.0	1,351.3	1,248.9	1,120.0	1,236.5	1,196.7	1,416.4	1,357.9
Risk weighted assets	373.4	366.3	363.0	358.4	381.9	376.7	395.9	401.9
Leverage exposure	1,185.1	1,155.4	1,082.0	1,027.8	1,140.7	1,139.3	1,254.7	1,233.4

Performance measures
Return on average tangible shareholders' equity	3.6%	5.8%	3.8%	(20.1%)	3.6%	9.8%	4.0%	(13.8%)
Average tangible shareholders' equity (£bn)	49.4	48.3	48.3	47.8	47.6	47.2	48.1	48.3
Cost: income ratio	79%	65%	76%	128%	78%	69%	73%	127%
Loan loss rate (bps)	66	41	40	53	37	35	32	45
Basic earnings/(loss) per share	2.6p	4.2p	2.7p	(14.4p)	2.6p	7.0p	2.9p	(10.2p)

Notable items	£m	£m	£m	£m	£m	£m	£m	£m
Own credit	(264)	292	(109)	(175)	195	282	128	(62)
Gain on disposal of Barclays' share of Visa Europe Limited	-	615	-	-	-	-	-	-
Gains on US Lehman acquisition assets	-	-	-	-	-	496	-	-
Revision of ESHLA valuation methodology	-	-	-	-	-	-	-	(935)
Provisions for UK customer redress	(600)	(400)	-	(1,450)	(290)	(850)	(182)	(200)
Provisions for ongoing investigations and litigation including Foreign Exchange	-	-	-	(167)	(270)	-	(800)	(750)
Gain on valuation of a component of the defined retirement benefit liability	-	-	-	-	-	-	429	-
Impairment of goodwill and other assets relating to businesses being disposed	-	-	-	(96)	-	-	-	-
Losses on sale relating to the Spanish, Portuguese and Italian businesses	-	-	-	(261)	(201)	-	(118)	(82)
Total notable items	(864)	507	(109)	(2,149)	(566)	(72)	(543)	(2,029)

Excluding notable items, the Q316 Group return on average tangible equity was 10.1% (Q315: 6.7%) and the Group basic earnings per share was 7.4p (Q315: 4.8p).

Barclays Core
	Q316	Q216	Q116	Q415	Q315	Q215	Q115	Q414
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
Total income net of insurance claims	5,605	6,316	5,283	4,516	5,265	6,219	5,428	4,791
Credit impairment charges and other provisions	(769)	(462)	(414)	(522)	(388)	(373)	(345)	(481)
Net operating income	4,836	5,854	4,869	3,994	4,877	5,846	5,083	4,310
Operating expenses	(3,270)	(3,057)	(3,258)	(2,992)	(3,094)	(3,061)	(2,618)	(3,076)
UK bank levy	-	-	-	(338)	-	-	-	(316)
Litigation and conduct	(639)	(420)	(12)	(1,634)	(419)	(819)	(1,015)	(1,004)
Total operating expenses	(3,909)	(3,477)	(3,270)	(4,964)	(3,513)	(3,880)	(3,633)	(4,396)
Other net income/(expenses)	4	(18)	9	(5)	13	14	(83)	6
Profit/(loss) before tax	931	2,359	1,608	(975)	1,377	1,980	1,367	(80)
Tax charge	(522)	(696)	(485)	(92)	(299)	(474)	(614)	(172)
Profit/(loss) after tax	409	1,663	1,123	(1,067)	1,078	1,506	753	(253)
Non-controlling interests	(57)	(80)	(84)	(81)	(54)	(64)	(68)	(100)
Other equity holders	(95)	(89)	(89)	(92)	(63)	(61)	(65)	(64)
Attributable profit/(loss)	257	1,494	950	(1,240)	961	1,381	620	(417)

Balance sheet information	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Total assets	964.3	972.2	883.6	794.2	862.0	830.5	919.4	855.5
Risk weighted assets	329.5	319.6	312.2	304.1	316.3	308.1	318.0	312.8

Performance measures
Return on average tangible equity	2.7%	15.0%	9.9%	(12.8%)	10.4%	15.5%	7.1%	(4.8%)
Average tangible equity (£bn)	41.8	40.4	39.3	38.1	37.5	35.9	35.6	34.0
Cost: income ratio	70%	55%	62%	110%	67%	62%	67%	92%
Loan loss rate (bps)	74	45	42	57	39	38	35	52
Basic earnings/(loss) per share	1.7p	9.0p	5.8p	(7.3p)	5.8p	8.4p	3.8p	(2.5p)

Notable items	£m	£m	£m	£m	£m	£m	£m	£m
Own credit	(264)	292	(109)	(175)	195	282	128	(62)
Gain on disposal of Barclays' share of Visa Europe Limited	-	615	-	-	-	-	-	-
Gains on US Lehman acquisition assets	-	-	-	-	-	496	-	-
Provisions for UK customer redress	(600)	(400)	-	(1,392)	(290)	(800)	(167)	(199)
Provisions for ongoing investigations and litigation including Foreign Exchange	-	-	-	(167)	(69)	-	(800)	(750)
Gain on valuation of a component of the defined retirement benefit liability	-	-	-	-	-	-	429	-
Losses on sale relating to the Spanish, Portuguese and Italian businesses	-	-	-	(15)	-	-	(97)	-
Total notable items	(864)	507	(109)	(1,749)	(164)	(22)	(507)	(1,011)

Excluding notable items, the Q316 Core return on average tangible equity was 10.4% (Q315: 11.3%) and the Core basic earnings per share was 6.5p (Q315: 6.4p).

Barclays Non-Core
	Q316	Q216	Q116	Q415	Q315	Q215	Q115	Q414
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
Businesses	181	181	196	229	314	292	304	361
Securities and loans	(34)	(363)	(402)	(195)	(87)	-	(68)	(1,021)
Derivatives	(306)	(162)	(36)	(102)	(12)	(49)	(14)	(35)
Total income net of insurance claims	(159)	(344)	(242)	(68)	215	243	222	(695)
Credit impairment charges and other provisions	(20)	(26)	(29)	(32)	(41)	(20)	(41)	(13)
Net operating (expenses)/income	(179)	(370)	(271)	(100)	174	223	181	(708)
Operating expenses	(311)	(368)	(489)	(555)	(458)	(496)	(449)	(618)
UK bank levy	-	-	-	(88)	-	-	-	(102)
Litigation and conduct	(102)	(27)	(66)	(89)	(279)	(108)	(24)	(85)
Total operating expenses	(413)	(395)	(555)	(732)	(737)	(604)	(473)	(805)
Other net income/(expenses)	498	(324)	11	(268)	(195)	(54)	(18)	(90)
Loss before tax	(94)	(1,089)	(815)	(1,100)	(758)	(435)	(310)	(1,603)
Tax credit/(charge)	194	229	237	(72)	166	150	86	306
Profit/(loss) after tax	100	(860)	(578)	(1,172)	(592)	(285)	(224)	(1,297)
Non-controlling interests	(13)	(12)	(10)	(19)	(21)	(21)	(20)	(33)
Other equity holders	(15)	(15)	(15)	(17)	(15)	(18)	(14)	(17)
Attributable profit/(loss)	72	(887)	(603)	(1,208)	(628)	(324)	(258)	(1,347)

Balance sheet information	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Loans and advances to banks and customers at amortised cost	58.7	68.5	55.4	51.8	57.1	60.4	73.1	70.7
Derivative financial instrument assets	253.2	262.8	249.7	213.7	243.3	223.9	305.6	288.9
Derivative financial instrument liabilities	243.0	253.4	239.1	202.1	235.0	216.7	299.6	280.6
Reverse repurchase agreements and other similar secured lending	0.1	0.1	0.7	3.1	8.5	16.7	43.7	50.7
Financial assets designated at fair value	15.5	15.4	23.4	21.4	22.8	22.1	25.0	25.5
Total assets	359.8	379.1	365.4	325.8	374.5	366.2	497.0	502.4
Customer deposits	16.0	17.4	19.3	20.9	25.8	27.9	29.9	30.8
Risk weighted assets	43.9	46.7	50.9	54.3	65.6	68.6	77.9	89.1

Performance measures
Average allocated tangible equity (£bn)	7.6	7.9	9.0	9.7	10.2	11.3	12.4	14.3
Period end allocated tangible equity (£bn)	7.2	7.8	8.5	8.5	10.2	10.1	11.7	13.1
Loan loss rate (bps)	13	14	21	25	27	13	17	10
Basic earnings/(loss) per share contribution	0.5p	(5.2p)	(3.6p)	(7.2p)	(3.7p)	(1.9p)	(1.5p)	(8.2p)

Notable items	£m	£m	£m	£m	£m	£m	£m	£m
Revision of ESHLA valuation methodology	-	-	-	-	-	-	-	(935)
Provisions for UK customer redress	-	-	-	(58)	-	(50)	(15)	(1)
Provisions for ongoing investigations and litigation including Foreign Exchange	-	-	-	-	(201)	-	-	-
Impairment of goodwill and other assets relating to businesses being disposed	-	-	-	(96)	-	-	-	-
Losses on sale relating to the Spanish, Portuguese and Italian business	-	-	-	(246)	(201)	-	(21)	(82)
Total notable items	-	-	-	(400)	(402)	(50)	(36)	(1,018)

Excluding notable items, the Non-Core basic earnings/(loss) per share was 0.5p (Q315: (2.1p)).

Quarterly Core Results by Business

Barclays UK
	Q316	Q216	Q116	Q415	Q315	Q215	Q115	Q414
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
Total income	1,943	1,943	1,803	1,834	1,874	1,804	1,831	1,882
Credit impairment charges and other provisions	(350)	(220)	(146)	(219)	(154)	(166)	(167)	(264)
Net operating income	1,593	1,723	1,657	1,615	1,720	1,638	1,664	1,618
Operating expenses	(904)	(947)	(952)	(920)	(925)	(970)	(649)	(1,041)
UK bank levy	-	-	-	(77)	-	-	-	(59)
Litigation and conduct	(614)	(399)	(1)	(1,466)	(76)	(801)	(168)	(211)
Total operating expenses	(1,518)	(1,346)	(953)	(2,463)	(1,001)	(1,771)	(817)	(1,311)
Other net (expenses)/income	-	(1)	-	1	1	1	(3)	(3)
Profit/(loss) before tax	75	376	704	(847)	720	(132)	844	304
Attributable (loss)/profit	(163)	141	467	(1,078)	541	(174)	664	208

Balance sheet information	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Loans and advances to customers at amortised cost	166.6	166.0	166.2	166.1	166.7	166.1	166.0	165.3
Total assets	209.1	204.6	201.7	202.5	204.1	202.2	199.6	198.0
Customer deposits	185.5	181.7	179.1	176.8	173.4	171.6	168.7	168.3
Risk weighted assets	67.4	67.1	69.7	69.5	71.0	71.7	72.3	69.3

Performance measures
Return on average tangible equity	(7.1%)	6.6%	20.5%	(46.5%)	23.3%	(7.3%)	28.3%	9.3%
Average allocated tangible equity (£bn)	8.7	9.0	9.3	9.2	9.3	9.4	9.4	9.2
Cost: income ratio	78%	69%	53%	134%	53%	98%	45%	70%
Loan loss rate (bps)	82	52	34	51	36	40	40	62

Notable items	£m	£m	£m	£m	£m	£m	£m	£m
Gain on disposal of Barclays' share of Visa Europe Limited	-	151	-	-	-	-	-	-
Provisions for UK customer redress	(600)	(400)	-	(1,391)	(73)	(800)	(167)	(199)
Gain on valuation of a component of the defined retirement benefit liability	-	-	-	-	-	-	296	-
Total notable items	(600)	(249)	-	(1,391)	(73)	(800)	129	(199)

Excluding notable items, the Q316 Barclays UK return on average tangible equity was 21.1% (Q315: 25.8%).

Analysis of Barclays UK
	Q316	Q216	Q116	Q415	Q315	Q215	Q115	Q414
Analysis of total income	£m	£m	£m	£m	£m	£m	£m	£m
Personal Banking	970	1,068	919	945	938	905	927	955
Barclaycard Consumer UK	561	463	491	505	552	503	505	518
Wealth, Entrepreneurs & Business Banking	412	412	393	384	384	396	399	409
Total income	1,943	1,943	1,803	1,834	1,874	1,804	1,831	1,882

Analysis of credit impairment charges and other provisions
Personal Banking	(47)	(44)	(42)	(39)	(36)	(50)	(69)	(57)
Barclaycard Consumer UK	(291)	(169)	(105)	(176)	(111)	(106)	(95)	(185)
Wealth, Entrepreneurs & Business Banking	(12)	(7)	1	(4)	(7)	(10)	(3)	(22)
Total credit impairment charges and other provisions	(350)	(220)	(146)	(219)	(154)	(166)	(167)	(264)

Analysis of loans and advances to customers at amortised cost	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Personal Banking	135.3	134.7	134.7	134.0	134.5	134.4	134.3	133.8
Barclaycard Consumer UK	16.2	16.2	16.0	16.2	15.9	15.8	15.7	15.8
Wealth, Entrepreneurs & Business Banking	15.1	15.1	15.5	15.9	16.3	15.9	16.0	15.7
Total loans and advances to customers at amortised cost	166.6	166.0	166.2	166.1	166.7	166.1	166.0	165.3

Analysis of customer deposits
Personal Banking	137.2	134.8	132.9	131.0	128.4	126.7	123.4	124.5
Barclaycard Consumer UK	-	-	-	-	-	-	-	-
Wealth, Entrepreneurs & Business Banking	48.3	46.9	46.2	45.8	45.0	44.9	45.3	43.8
Total customer deposits	185.5	181.7	179.1	176.8	173.4	171.6	168.7	168.3

Barclays International
	Q316	Q216	Q116	Q415	Q315	Q215	Q115	Q414
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
Total income	3,851	4,039	3,513	2,968	3,223	4,102	3,454	2,945
Credit impairment charges and other provisions	(420)	(240)	(269)	(303)	(235)	(206)	(178)	(217)
Net operating income	3,431	3,799	3,244	2,665	2,988	3,896	3,276	2,728
Operating expenses	(2,337)	(2,074)	(2,221)	(2,007)	(2,059)	(2,027)	(1,936)	(2,014)
UK bank levy	-	-	-	(253)	-	-	-	(248)
Litigation and conduct	(17)	(10)	(4)	(151)	(302)	(12)	(845)	(786)
Total operating expenses	(2,354)	(2,084)	(2,225)	(2,411)	(2,361)	(2,039)	(2,781)	(3,048)
Other net income	8	11	8	8	9	13	15	7
Profit/(loss) before tax	1,085	1,726	1,027	262	636	1,870	510	(313)
Attributable profit/(loss)	623	1,171	575	(24)	422	1,376	(16)	(673)

Balance sheet information	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Loans and advances to banks and customers at amortised cost	233.7	230.6	215.9	184.1	220.3	210.5	224.7	193.6
Trading portfolio assets	73.8	68.1	64.3	61.9	72.8	75.3	92.7	87.3
Derivative financial instrument assets	155.6	181.4	150.1	111.5	133.7	116.0	172.8	149.6
Derivative financial instrument liabilities	160.5	187.5	155.4	119.0	142.0	124.8	182.3	157.3
Reverse repurchase agreements and other similar secured lending	17.3	19.7	19.1	24.7	68.0	57.4	57.1	62.9
Financial assets designated at fair value	72.0	68.3	59.6	46.8	5.6	5.6	5.2	5.7
Total assets	681.9	679.9	618.4	532.2	596.1	566.1	656.2	596.5
Customer deposits	224.1	226.5	213.1	185.6	207.0	197.7	206.2	188.2
Risk weighted assets	214.6	209.3	202.2	194.8	204.0	195.4	202.6	201.7

Performance measures
Return on average tangible equity	10.0%	19.2%	9.5%	(0.2%)	7.0%	22.5%	(0.1%)	(10.4%)
Average allocated tangible equity (£bn)	25.7	24.8	25.1	24.9	24.7	24.7	25.3	25.6
Cost: income ratio	61%	52%	63%	81%	73%	50%	81%	103%
Loan loss rate (bps)	71	41	50	65	42	38	32	44

Notable items	£m	£m	£m	£m	£m	£m	£m	£m
Gain on disposal of Barclays' share of Visa Europe Limited	-	464	-	-	-	-	-	-
Gains on US Lehman acquisition assets	-	-	-	-	-	496	-	-
Provisions for UK customer redress	-	-	-	-	(218)	-	-	-
Provisions for ongoing investigations and litigation including Foreign Exchange	-	-	-	(145)	(39)	-	(800)	(750)
Gain on valuation of a component of the defined retirement benefit liability	-	-	-	-	-	-	133	-
Total notable items	-	464	-	(145)	(257)	496	(667)	(750)

Excluding notable items, the Q316 Barclays International return on average tangible equity was 10.0% (Q315: 9.6%).

Analysis of Barclays International

Corporate and Investment Bank	Q316	Q216	Q116	Q415	Q315	Q215	Q115	Q414
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
Analysis of total income
Credit	333	269	322	195	191	218	220	117
Equities	461	406	513	319	416	588	589	418
Macro	614	612	573	382	487	582	657	436
Markets	1,408	1,287	1,408	896	1,094	1,388	1,466	971
Banking fees	644	622	481	458	501	580	548	529
Corporate lending	284	312	296	312	377	387	285	334
Transactional banking	458	390	408	415	419	416	413	404
Banking	1,386	1,324	1,185	1,185	1,297	1,383	1,246	1,267
Other	1	-	3	16	(17)	495	1	(4)
Total income	2,795	2,611	2,596	2,097	2,374	3,266	2,713	2,234
Credit impairment (charges)/ releases and other provisions	(38)	(37)	(95)	(83)	(75)	(42)	1	(26)
Total operating expenses	(1,872)	(1,665)	(1,800)	(1,962)	(1,940)	(1,605)	(2,422)	(2,614)
Profit/(loss) before tax	885	909	701	52	358	1,620	292	(408)

Balance sheet information	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Risk weighted assets	182.5	178.4	172.6	167.3	177.4	170.0	177.1	175.2

Performance measures
Return on average tangible equity	9.2%	9.5%	7.3%	(2.5%)	4.5%	22.3%	(2.5%)	(12.8%)
Average allocated tangible equity (£bn)	21.9	21.3	21.6	21.8	21.7	21.7	22.3	22.5

Excluding notable items, the Q316 CIB return on average tangible equity was 9.2% (Q315: 7.5%).

Consumer, Cards and Payments
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
Total income	1,056	1,428	917	871	849	836	741	711
Credit impairment charges and other provisions	(382)	(203)	(174)	(219)	(160)	(165)	(179)	(190)
Total operating expenses	(482)	(419)	(425)	(449)	(421)	(434)	(359)	(434)
Profit before tax	200	817	326	210	278	250	218	93

Balance sheet information	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Loans and advances to banks and customers at amortised cost	36.8	35.4	32.9	32.1	30.6	29.6	29.8	29.7
Customer deposits	48.3	46.9	44.2	41.8	39.8	38.4	40.1	37.9
Risk weighted assets	32.1	30.9	29.6	27.5	26.6	25.4	25.5	26.6

Performance measures
Return on average tangible equity	14.8%	77.9%	23.4%	15.3%	24.7%	23.4%	17.5%	6.6%
Average allocated tangible equity (£bn)	3.7	3.5	3.4	3.2	3.1	3.0	3.0	3.1

Excluding notable items, the Q316 Consumer, Cards and Payments return on average tangible equity was 14.8% (Q315: 24.7%).

Head Office
	Q316	Q216	Q116	Q415	Q315	Q215	Q115	Q414
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
Total income	(189)	334	(33)	(285)	169	312	142	(36)
Credit impairment releases/(charges) and other provisions	1	(2)	1	-	1	(1)	-	-
Net operating (expenses)/income	(188)	332	(32)	(285)	170	311	142	(36)
Operating expenses	(29)	(36)	(85)	(64)	(110)	(64)	(34)	(21)
UK bank levy	-	-	-	(8)	-	-	-	(9)
Litigation and conduct	(8)	(11)	(7)	(17)	(42)	(6)	(1)	(7)
Total operating expenses	(37)	(47)	(92)	(89)	(152)	(70)	(35)	(37)
Other net (expenses)/income	(4)	(28)	1	(14)	2	1	(95)	3
(Loss)/profit before tax	(229)	257	(123)	(388)	20	242	12	(70)
Attributable (loss)/profit	(203)	182	(92)	(140)	(1)	180	(28)	47

Balance sheet information	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Total assets1	73.3	87.7	63.4	59.4	61.8	62.2	63.6	61.0
Risk weighted assets1	47.5	43.2	40.3	39.7	41.3	41.0	43.1	41.8

Performance measures
Average allocated tangible equity (£bn)	7.4	6.6	5.0	3.9	3.4	1.8	0.9	(0.8)

Notable items	£m	£m	£m	£m	£m	£m	£m	£m
Own credit	(264)	292	(109)	(175)	195	282	128	(62)
Provisions for ongoing investigations and litigation including Foreign Exchange	-	-	-	(23)	(29)	-	-	-
Provisions for UK customer redress	-	-	-	-	-	-	-	-
Losses on sale relating to the Spanish, Portuguese and Italian businesses	-	-	-	(15)	-	-	(97)	-
Total notable items	(264)	292	(109)	(213)	166	282	31	(62)

1	Includes Africa Banking assets held for sale and RWAs.

Discontinued Quarterly Results

Africa Banking
	Q316	Q216	Q116	Q415	Q315	Q215	Q115	Q414
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
Total income net of insurance claims	982	879	818	814	822	870	908	925
Credit impairment charges and other provisions	(96)	(133)	(111)	(93)	(66)	(103)	(91)	(79)
Net operating income	886	746	707	721	756	767	817	846
Operating expenses	(598)	(543)	(477)	(501)	(515)	(536)	(539)	(585)
UK bank levy	-	-	-	(50)	-	-	-	(44)
Litigation and conduct	-	-	-	-	-	-	-	(1)
Total operating expenses	(598)	(543)	(477)	(551)	(515)	(536)	(539)	(630)
Other net income	2	1	1	3	1	1	2	2
Profit before tax	290	204	231	173	242	232	280	218
Profit after tax	209	145	166	101	167	162	196	168
Attributable profit	85	70	86	25	85	88	104	85

Balance sheet information	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Total assets1	61.1	56.0	52.7	47.9	50.2	52.2	55.9	53.7
Risk weighted assets1	39.9	36.1	33.9	31.7	33.8	34.4	37.3	36.7

1	Africa Banking assets held for sale and RWAs are reported in Head Office within Core.

Performance Management

Margins and balances
	Nine months ended 30.09.16			Nine months ended 30.09.15
	Net interest income	Average customer assets	Net interest margin	Net interest income	Average customer assets	Net interest margin
	£m	£m	%	£m	£m	%
Barclays UK	4,546	167,306	3.63	4,464	167,663	3.56
Barclays International1	3,113	85,110	4.89	2,760	80,956	4.56
Total Barclays UK and Barclays International	7,659	252,416	4.05	7,224	248,619	3.88
Other2	355			658
Total net interest income3	8,014			7,882

1	Excludes Investment Banking related balances.
2	Other includes Investment Banking related balances, Head Office and Barclays Non-Core.
3	Group NII included net structural hedge contributions of £1.0bn (Q315 YTD: £1.0bn).

Quarterly analysis for Barclays UK and Barclays International	Three months ended 30.09.16
	Net interest income	Average customer assets	Net interest margin
	£m	£m	%
Barclays UK	1,569	167,713	3.72
Barclays International1	1,139	88,443	5.12
Total Barclays UK and Barclays International	2,708	256,156	4.21

	Three months ended 30.06.16
Barclays UK	1,476	166,691	3.56
Barclays International1	1,000	84,628	4.75
Total Barclays UK and Barclays International	2,476	251,319	3.96

	Three months ended 31.03.16
Barclays UK	1,501	166,727	3.62
Barclays International1	974	85,010	4.61
Total Barclays UK and Barclays International	2,475	251,737	3.95

	Three months ended 31.12.15
Barclays UK	1,509	167,405	3.58
Barclays International1	965	83,342	4.59
Total Barclays UK and Barclays International	2,474	250,747	3.91

	Three months ended 30.09.15
Barclays UK	1,499	167,936	3.54
Barclays International1	947	91,311	4.62
Total Barclays UK and Barclays International	2,446	249,247	3.89

1	Excludes Investment Banking related balances.

Credit Risk

Analysis of retail and wholesale loans and advances and impairment
As at 30.09.16	Gross loans and advances	Impairment allowance	Loans and advances net of impairment	Credit risk loans	CRLs % of gross loans and advances	Loan impairment charges1	Loan loss rates
	£m	£m	£m	£m	%	£m	bps
Barclays UK	155,559	1,594	153,965	2,218	1.4	698	60
Barclays International	30,328	1,289	29,039	1,115	3.7	753	332
Head Office	-	-	-	-	-	-	-
Barclays Core	185,887	2,883	183,004	3,333	1.8	1,451	104
Barclays Non-Core	11,180	433	10,747	944	8.4	62	74
Total Group retail	197,067	3,316	193,751	4,277	2.2	1,513	103

Barclays UK	15,358	274	15,084	649	4.2	18	16
Barclays International	205,356	654	204,702	1,386	0.7	174	11
Head Office	7,682	-	7,682	-	-	-	-
Barclays Core	228,396	928	227,468	2,035	0.9	192	11
Barclays Non-Core	48,256	281	47,975	427	0.9	9	2
Total Group wholesale	276,652	1,209	275,443	2,462	0.9	201	10

Group total	473,719	4,525	469,194	6,739	1.4	1,714	48

Traded loans	3,208	n/a	3,208
Loans and advances designated at fair value	11,979	n/a	11,979
Loans and advances held at fair value	15,187	n/a	15,187

Total loans and advances	488,906	4,525	484,381

As at 31.12.15
Barclays UK	153,539	1,556	151,983	2,238	1.5	682	44
Barclays International	26,041	896	25,145	863	3.3	714	274
Head Office2	-	-	-	-	-	-	-
Barclays Core	179,580	2,452	177,128	3,101	1.7	1,396	78
Barclays Non-Core	12,588	465	12,123	936	7.4	139	110
Total Group retail	192,168	2,917	189,251	4,037	2.1	1,535	80

Barclays UK	16,400	312	16,088	636	3.9	24	15
Barclays International	159,776	617	159,159	1,331	0.8	201	13
Head Office2	5,767	-	5,767	-	-	-	-
Barclays Core	181,943	929	181,014	1,967	1.1	225	12
Barclays Non-Core	39,979	336	39,643	441	1.1	(16)	(4)
Total Group wholesale	221,922	1,265	220,657	2,408	1.1	209	9

Group total	414,090	4,182	409,908	6,445	1.6	1,744	42

Traded loans	2,474	n/a	2,474
Loans and advances designated at fair value	17,913	n/a	17,913
Loans and advances held at fair value	20,387	n/a	20,387

Total loans and advances	434,477	4,182	430,295

1
Excluding impairment charges on available for sale investments and reverse repurchase agreements. Q316 impairment charges represent 9 months charge, whereas December 2015 impairment charges represent 12 months charge.

2	Excludes Africa Banking discontinued operation.

Condensed Consolidated Financial Statements

Consolidated summary income statement
	Nine months ended	Nine months ended
	30.09.16	30.09.15
	£m	£m
Total income net of insurance claims	16,459	17,592
Credit impairment charges and other provisions	(1,720)	(1,208)
Net operating income	14,739	16,384
Operating expenses	(10,753)	(10,176)
Litigation and conduct	(1,266)	(2,665)
Operating expenses	(12,019)	(12,841)
Other net income/(expenses)	180	(322)
Profit before tax	2,900	3,221
Tax charge	(1,043)	(985)
Profit after tax in respect of continuing operations	1,857	2,236
Profit after tax in respect of discontinued operation	520	525
Profit after tax	2,377	2,761

Attributable to:
Ordinary equity holders of the parent	1,524	2,028
Other equity holders	318	238
Total equity holders	1,842	2,266
Non-controlling interests in respect of continuing operations	255	247
Non-controlling interests in respect of discontinued operation	280	248
Profit after tax	2,377	2,761

Earnings per share
Basic earnings per ordinary share1	9.6p	12.4p

1
The profit after tax attributable to other equity holders of £318m (Q315 YTD: £238m) is offset by a tax credit recorded in reserves of £89m (Q315 YTD: £48m). The net amount of £229m (Q315 YTD: £190m), along with non-controlling interests (NCI) is deducted from profit after tax in order to calculate earnings per share and return on average tangible shareholders’ equity.

Consolidated summary balance sheet

	As at	As at
	30.09.16	31.12.15
Assets	£m	£m
Cash and balances at central banks	91,984	49,711
Items in the course of collection from other banks	1,126	1,011
Trading portfolio assets	80,522	77,348
Financial assets designated at fair value	94,052	76,830
Derivative financial instruments	409,858	327,709
Financial investments	68,756	90,267
Loans and advances to banks	49,758	41,349
Loans and advances to customers	419,436	399,217
Reverse repurchase agreements and other similar secured lending	17,444	28,187
Goodwill and intangible assets	7,517	8,222
Non current assets classified as held for sale	72,301	7,364
Other assets	11,282	12,797
Total assets	1,324,036	1,120,012

Liabilities
Deposits from banks	64,515	47,080
Items in the course of collection due to other banks	863	1,013
Customer accounts	438,510	418,242
Repurchase agreements and other similar secured borrowing	23,098	25,035
Trading portfolio liabilities	35,524	33,967
Financial liabilities designated at fair value	111,579	91,745
Derivative financial instruments	404,421	324,252
Debt securities in issue1	70,297	69,150
Subordinated liabilities	23,605	21,467
Non current liabilities classified as held for sale	66,917	5,997
Other liabilities	14,587	16,200
Total liabilities	1,253,916	1,054,148

Equity
Called up share capital and share premium	21,812	21,586
Other reserves	6,341	1,898
Retained earnings	29,334	31,021
Shareholders' equity attributable to ordinary shareholders of the parent	57,487	54,505
Other equity instruments	6,442	5,305
Total equity excluding non-controlling interests	63,929	59,810
Non-controlling interests	6,191	6,054
Total equity	70,120	65,864

Total liabilities and equity	1,324,036	1,120,012

1	Debt securities in issue include covered bonds of £12,482m (December 2015: £12,300m).

Consolidated statement of changes in equity
	Called up share capital and share premium	Other equity instruments	Other reserves	Retained earnings	Total	Non-controlling interests	Total equity
Nine months ended 30.09.16	£m	£m	£m	£m	£m	£m	£m
Balance as at 1 January 2016	21,586	5,305	1,898	31,021	59,810	6,054	65,864
Profit after tax	-	318	-	1,284	1,602	255	1,857
Other comprehensive profit after tax for the period	-	-	3,787	(1,743)	2,044	3	2,047
Total comprehensive income net of tax from continuing operations	-	318	3,787	(459)	3,646	258	3,904
Total comprehensive income net of tax from discontinued operation	-	-	646	240	886	933	1,819
Total comprehensive income for the period	-	318	4,433	(219)	4,532	1,191	5,723
Issue of shares	226	-	-	373	599	-	599
Issue and exchange of equity instruments	-	1,132	-	-	1,132	-	1,132
Dividends	-	-	-	(757)	(757)	(464)	(1,221)
Coupons paid on other equity instruments	-	(318)	-	89	(229)	-	(229)
Redemption and buy back of capital instruments1	-	-	-	(417)	(417)	(1,170)	(1,587)
Treasury shares	-	-	10	(404)	(394)	-	(394)
Net equity impact of partial BAGL disposal	-	-	-	(349)	(349)	601	252
Other movements	-	5	-	(3)	2	(21)	(19)
Balance as at 30 September 2016	21,812	6,442	6,341	29,334	63,929	6,191	70,120

Three months ended 30.09.16
Balance as at 1 July 2016	21,763	5,314	5,695	30,082	62,854	6,566	69,420
Profit after tax	-	110	-	330	440	69	509
Other comprehensive profit after tax for the period	-	-	563	(981)	(418)	1	(417)
Total comprehensive income net of tax from continuing operations	-	110	563	(651)	22	70	92
Total comprehensive income net of tax from discontinued operation	-	-	68	84	152	371	523
Total comprehensive income for the period	-	110	631	(567)	174	441	615
Issue of shares	49	-	-	147	196	-	196
Issue and exchange of equity instruments	-	1,132	-	-	1,132	-	1,132
Dividends	-	-	-	(169)	(169)	(184)	(353)
Coupons paid on other equity instruments	-	(110)	-	31	(79)	-	(79)
Redemption and buy back of capital instruments1	-	-	-	(164)	(164)	(620)	(784)
Treasury shares	-	-	15	(20)	(5)	-	(5)
Net equity impact of partial BAGL disposal	-	-	-	-	-	-	-
Other movements	-	(4)	-	(6)	(10)	(12)	(22)
Balance as at 30 September 2016	21,812	6,442	6,341	29,334	63,929	6,191	70,120

	As at	As at	As at
	30.09.16	30.06.16	31.12.15
Other reserves	£m	£m	£m
Currency translation reserve	2,414	1,699	(623)
Available for sale reserve	17	7	317
Cash flow hedging reserve	2,957	3,051	1,261
Other2	953	938	943
Total	6,341	5,695	1,898

1	Redemption and buy back of capital instruments is made up of £408m relating to the redemption of preference shares and £9m relating to the buy back of Upper Tier 2 notes.
2
As at 30 September 2016, there was a credit balance of £1,011m (June 2016: £1,011m credit) in other reserves relating to the excess repurchase price paid over nominal of redeemed ordinary and preference shares issued by the group and a debit balance of £58m (June 2016: £73m debit) in other reserves relating to treasury shares.

Barclays PLC Parent Company Balance Sheet

Barclays PLC Parent Company Summary Balance Sheet
	As at	As at
	30.09.16	31.12.15
Assets	£m	£m
Investments in subsidiary	36,553	35,303
Loans and advances to subsidiary	19,087	7,990
Derivative financial instrument	267	210
Other assets	61	133
Total assets	55,968	43,636

Liabilities
Deposits from banks	516	494
Subordinated liabilities	3,680	1,766
Debt securities in issue	15,407	6,224
Other liabilities	17	-
Total liabilities	19,620	8,484

Equity
Called up share capital	4,236	4,201
Share premium account	17,576	17,385
Other equity instruments	6,453	5,321
Capital redemption reserve	394	394
Retained earnings	7,689	7,851
Total shareholders' equity	36,348	35,152
Total liabilities and shareholders' equity	55,968	43,636

Investment in subsidiary
The investment in subsidiary of £36,553m (December 2015: £35,303m) represents investments made into Barclays Bank PLC, including £6,453m (December 2015: £5,321m) of Additional Tier 1 (AT1) securities. The increase of £1,250m was mainly driven by a $1.5bn AT1 issuance during the third quarter.

Loans and advances to subsidiary, subordinated liabilities and debt securities in issue
For the nine months ended September 2016, Barclays PLC issued $2.1bn of Fixed Rate Subordinated Notes included within the subordinated liabilities balance of £3,680m (2015: £1,766m), $6.7bn of Fixed Rate Senior Notes, Yen 20bn of Fixed Rate Senior Notes, €1.7bn Fixed and Floating Rate Senior Notes, £1.3bn of Fixed Rate Senior Notes and AUD 0.2bn of Fixed Rate Senior Notes included within the debt securities in issue balance of £15,407m (2015: £6,224m). The proceeds raised through the subordinated liabilities and debt securities issuances were used to invest in Barclays Bank PLC in each case with a ranking corresponding to the notes issued by Barclays PLC and included within the loans and advances to subsidiary balance of £19,087m (2015: £7,990m).

Management of internal investments, loans and advances
Barclays PLC retains the discretion to manage the nature of its internal investments in subsidiaries according to their regulatory and business needs. As we implement our structural reform programme, Barclays PLC will invest capital and funding to Barclays Bank PLC and other Group subsidiaries such as the Group service company, the US IHC and the UK ring-fenced bank

Capital

CRD IV capital
Barclays’ current regulatory requirement is to meet a fully loaded CRD IV CET1 ratio comprising the required 4.5% minimum CET1 ratio requirement and, phased in from 2016, a Combined Buffer Requirement currently expected to comprise of a Capital Conservation Buffer (CCB) of 2.5% and a Globally Systemically Important Institution (G-SII) buffer of 2%. In addition, Barclays’ Pillar 2A requirement as per the PRA’s Individual Capital Guidance (ICG) for 2016 based on a point in time assessment is 3.9% of which 56% will need to be met in CET1 form, equating to approximately 2.2% of RWAs. The Pillar 2A requirement is subject to at least annual review, and all capital, RWA and leverage calculations reflect Barclays’ interpretation of the current rules.

In addition, a Counter-Cyclical Capital Buffer (CCCB) is required. On 22 September 2016 the Financial Policy Committee reaffirmed that it expects to maintain a CCCB of 0% on UK exposures until at least June 2017. Other national authorities also determine the appropriate CCCBs that should be applied to exposures in their jurisdiction. During 2016, CCCBs started to apply for Barclays’ exposures to other jurisdictions; however based on current exposures these are not material.
As at 30 September 2016, Barclays’ CET1 ratio was 11.6% which exceeds the 2016 transitional minimum requirement of 7.8% including the minimum 4.5% CET1 ratio requirement, 2.2% of Pillar 2A, a 0.625% CCB buffer, a 0.5% G-SII buffer and a 0% CCCB.

Capital ratios	As at	As at	As at
	30.09.16	30.06.16	31.12.15
Fully loaded CET11,2	11.6%	11.6%	11.4%
PRA Transitional Tier 13,4	14.8%	14.6%	14.7%
PRA Transitional Total Capital3,4	18.8%	18.7%	18.6%

Capital resources	£m	£m	£m
Shareholders' equity (excluding non-controlling interests) per the balance sheet	63,929	62,854	59,810
Less: other equity instruments (recognised as AT1 capital)	(6,442)	(5,314)	(5,305)
Adjustment to retained earnings for foreseeable dividends	(276)	(297)	(631)
Minority interests (amount allowed in consolidated CET1)	1,695	1,501	950

Other regulatory adjustments and deductions:
Additional value adjustments (PVA)	(1,742)	(2,092)	(1,602)
Goodwill and intangible assets	(8,847)	(8,552)	(8,234)
Deferred tax assets that rely on future profitability excluding temporary differences	(623)	(670)	(855)
Fair value reserves related to gains or losses on cash flow hedges	(2,952)	(3,046)	(1,231)
Excess of expected losses over impairment	(1,272)	(1,475)	(1,365)
Gains or losses on liabilities at fair value resulting from own credit	72	(177)	127
Defined-benefit pension fund assets	(40)	(204)	(689)
Direct and indirect holdings by an institution of own CET1 instruments	(50)	(50)	(57)
Deferred tax assets arising from temporary differences (amount above 10% threshold)	(49)	-	-
Other regulatory adjustments	(226)	(121)	(177)
Fully loaded CET1 capital	43,177	42,357	40,741

Additional Tier 1 (AT1) capital
Capital instruments and related share premium accounts	6,442	5,314	5,305
Qualifying AT1 capital (including minority interests) issued by subsidiaries	5,658	5,885	6,718
Other regulatory adjustments and deductions	(130)	(130)	(130)
Transitional AT1 capital5	11,970	11,069	11,893
PRA Transitional Tier 1 capital	55,147	53,426	52,634

Tier 2 (T2) capital
Capital instruments and related share premium accounts	3,631	2,890	1,757
Qualifying T2 capital (including minority interests) issued by subsidiaries	11,664	12,366	12,389
Other regulatory adjustments and deductions	(254)	(254)	(253)
PRA Transitional total regulatory capital	70,188	68,428	66,527

1	The transitional regulatory adjustments to CET1 capital are no longer applicable resulting in CET1 capital on a fully loaded basis being equal to that on a transitional basis.
2
The CRD IV CET1 ratio (FSA October 2012 transitional statement) as applicable to Barclays’ Tier 2 Contingent Capital Notes was 12.8% based on £47.8bn of transitional CRD IV CET1 capital and £373bn of RWAs.

3	The PRA transitional capital is based on the PRA Rulebook and accompanying supervisory statements.
4
As at 30 September 2016, Barclays’ fully loaded Tier 1 capital was £49,930m, and the fully loaded Tier 1 ratio was 13.4%. Fully loaded total regulatory capital was £66,185m and the fully loaded total capital ratio was 17.7%. The fully loaded Tier 1 capital and total capital measures are calculated without applying the transitional provisions set out in CRD IV and assessing compliance of AT1 and T2 instruments against the relevant criteria in CRD IV.

5
Of the £12bn transitional AT1 capital, fully loaded AT1 capital used for the leverage ratio comprises the £6.4bn capital instruments and related share premium accounts, £0.4bn qualifying minority interests and £0.1bn capital deductions. It excludes legacy Tier 1 capital instruments issued by subsidiaries that are subject to grandfathering.

Movement in CET1 capital	Three months ended	Nine months ended
	30.09.16	30.09.16
	£m	£m
Opening CET1 capital	42,357	40,741

Profit for the period attributable to equity holders	524	1,842
Own credit	249	(55)
Dividends paid and foreseen	(228)	(631)
Increase in retained regulatory capital generated from earnings	545	1,156

Net impact of share schemes	191	205
Available for sale reserves	10	(300)
Currency translation reserves	715	3,037
Other reserves	(153)	(781)
Increase in other qualifying reserves	763	2,161

Retirement benefit reserve	(997)	(1,756)
Defined-benefit pension fund asset deduction	164	649
Net impact of pensions	(833)	(1,107)

Minority interests	194	745
Additional value adjustments (PVA)	350	(140)
Goodwill and intangible assets	(295)	(613)
Deferred tax assets that rely on future profitability excluding those arising from temporary differences	47	232
Excess of expected loss over impairment	203	93
Direct and indirect holdings by an institution of own CET1 instruments	-	7
Deferred tax assets arising from temporary differences (amount above 10% threshold)	(49)	(49)
Other regulatory adjustments	(105)	(49)
Increase in regulatory capital due to adjustments and deductions	345	226

Closing CET1 capital	43,177	43,177

●
The CET1 ratio improved to 11.6% (December 2015: 11.4%) primarily driven by an increase in CET1 capital of £2.4bn to £43.2bn as a result of strong profits of £1.8bn generated in the year, after absorbing the impact of notable items. Overall, regulatory capital generated from earnings increased CET1 capital by £1.2bn. Other significant movements in the year were:

–
A £2.2bn increase in other qualifying reserves including a £3bn increase in the currency translation reserve as USD, EUR and ZAR strengthened against GBP; partially offset by a £0.4bn decrease as a result of preference share redemptions and a £0.3bn decrease in AFS reserve

–
A £1.1bn decrease, net of tax, as a result of movements relating to pensions. The UKRF, which is the Group’s main pension scheme, moved from a £0.8bn surplus to a £1.1bn deficit. The movement was driven by an increase in the liability values, mainly due to a decrease in the discount rate to 2.31%pa (2015: 3.82%pa). The increase in liabilities was partially offset by an increase in asset values driven by higher asset performance relative to the discount rate and the removal of the capital deduction for the UKRF assets in December 2015

●
Transitional AT1 capital remained flat in the period as the redemption of £1.2bn of end point non qualifying preference shares and tier one notes was offset by the issuance of $1.5bn of end point qualifying AT1 capital instruments

Risk Weighted Assets

Risk weighted assets (RWAs) by risk type and business
	Credit risk		Counterparty credit risk			Market risk			Operational risk	Total RWAs
	Std	IRB	Std	IRB	Settle-ment Risk	CVA	Std	IMA
As at 30.09.16	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Barclays UK	5,886	49,183	9	-	-	39	-	-	12,293	67,410
Barclays International	51,498	82,020	14,201	13,945	82	4,931	11,485	8,900	27,538	214,600
Head Office1	8,527	25,174	43	1,088	-	844	580	2,560	8,685	47,501
Barclays Core	65,911	156,377	14,253	15,033	82	5,814	12,065	11,460	48,516	329,511
Barclays Non-Core	7,009	11,037	1,740	7,435	2	4,287	695	3,526	8,144	43,875
Barclays Group	72,920	167,414	15,993	22,468	84	10,101	12,760	14,986	56,660	373,386

As at 30.06.16
Barclays UK	5,795	48,656	10	-	-	83	-	-	12,574	67,118
Barclays International	50,607	82,219	11,754	14,401	57	4,078	9,923	9,008	27,257	209,304
Head Office1	8,038	22,954	33	935	-	524	414	2,279	8,003	43,180
Barclays Core	64,440	153,829	11,797	15,336	57	4,685	10,337	11,287	47,834	319,602
Barclays Non-Core	7,335	10,813	1,911	9,797	1	3,163	782	4,038	8,826	46,666
Barclays Group	71,775	164,642	13,708	25,133	58	7,848	11,119	15,325	56,660	366,268

As at 31.12.15
Barclays UK	6,562	50,763	26	-	-	-	-	-	12,174	69,525
Barclays International	45,892	77,275	10,463	11,055	516	3,406	8,373	10,196	27,657	194,833
Head Office1	8,291	20,156	54	538	8	382	399	1,903	8,003	39,734
Barclays Core	60,745	148,194	10,543	11,593	524	3,788	8,772	12,099	47,834	304,092
Barclays Non-Core	8,704	12,797	1,653	9,430	1	7,480	1,714	3,679	8,826	54,284
Barclays Group	69,449	160,991	12,196	21,023	525	11,268	10,486	15,778	56,660	358,376

1	Includes Africa Banking discontinued operation.

Movement analysis of risk weighted assets
	Credit risk	Counterparty credit risk	Market risk	Operational risk	Total RWAs
	£bn	£bn	£bn	£bn	£bn
As at 01.01.16	230.4	33.7	37.6	56.7	358.4
Book size	1.1	6.5	0.5	-	8.1
Acquisitions and disposals	(4.7)	-	-	-	(4.7)
Book quality	(0.4)	-	0.6	-	0.2
Model updates	(2.9)	(2.0)	(0.3)	-	(5.2)
Methodology and policy	(0.2)	0.2	(0.5)	-	(0.5)
Foreign exchange movements1	17.0	0.1	-	-	17.1
As at 30.09.16	240.3	38.5	37.9	56.7	373.4

1	Foreign exchange movement does not include FX for modelled counterparty risk or modelled market risk.

RWAs increased £15.0bn to £373.4bn, due to:

●	Book size increased RWAs by £8.1bn primarily driven by increased trading activity as well as an increase in the fair value of derivative exposures in Barclays International and Non-Core
●	Acquisitions and disposals decreased RWAs by £4.7bn primarily driven by rundown in Non-Core, including the sale of Portuguese and Italian businesses
●	Model updates decreased RWAs by £5.2bn primarily driven by model changes in Barclays UK following approval from the PRA
●	Foreign exchange movements increased RWAs by £17.1bn due to the appreciation of ZAR, USD and EUR against GBP

Leverage

Leverage ratio and exposures
Effective 1 January 2016, Barclays is required to disclose a leverage ratio and an average leverage ratio applicable to the Group:
●
The leverage ratio is consistent with the December 2015 method of calculation and has been included in the table below. The calculation uses the end point CRR definition of Tier 1 capital for the numerator and the CRR definition of leverage exposure. The current expected minimum fully loaded requirement is 3%, but this could be impacted by the Basel Consultation on the Leverage Framework

●
The average leverage ratio as outlined by the PRA Supervisory Statement SS45/15 and the updated PRA rulebook is calculated as the capital measure divided by the exposure measure, where the capital and exposure measure is based on the average of the last day of each month in the quarter. The expected end point minimum requirement is 3.7% comprising of the 3% minimum requirement, a fully phased in G-SII additional leverage ratio buffer (G-SII ALRB) and a countercyclical leverage ratio buffer (CCLB)

At 30 September 2016, Barclays’ leverage ratio was 4.2% (December 2015: 4.5%) which was consistent with the average leverage ratio of 4.2%, which exceeds the transitional minimum requirement for Barclays of 3.175%, comprising of the 3% minimum requirement and a phased in G-SII ALRB. This already exceeds the expected end point minimum requirement of 3.7%.

In August 2016, the PRA implemented the Financial Policy Committee’s recommendation to allow firms to exclude claims on the central bank from the calculation of the leverage exposure measure, as long these are matched by deposits denominated in the same currency. The revised definition will flow through to firms’ obligations with regards to the minimum leverage ratio requirement, the countercyclical leverage ratio buffer and the additional leverage ratio buffer. Our reported leverage ratio and average leverage ratio disclosed below is unaffected by this announcement as firm’s are required to continue to disclose on the existing rules. The impact of the FPC’s recommendations would have been an improvement to the headroom of c.20bps for the reported leverage ratio and c.10bps for the average leverage ratio.

	As at 30.09.16	As at 30.06.16	As at 31.12.15
Leverage exposure	£bn	£bn	£bn
Accounting assets
Derivative financial instruments	410	445	328
Cash collateral	74	79	62
Reverse repurchase agreements and other similar secured lending	17	20	28
Financial assets designated at fair value1	94	89	77
Loans and advances and other assets	729	718	625
Total IFRS assets	1,324	1,351	1,120

Regulatory consolidation adjustments	(8)	(10)	(10)

Derivatives adjustments
Derivatives netting	(373)	(402)	(293)
Adjustments to cash collateral	(59)	(64)	(46)
Net written credit protection	20	19	15
Potential Future Exposure (PFE) on derivatives	143	142	129
Total derivatives adjustments	(269)	(305)	(195)

Securities financing transactions (SFTs) adjustments	36	18	16

Regulatory deductions and other adjustments	(16)	(16)	(14)
Weighted off-balance sheet commitments	118	117	111
Total leverage exposure	1,185	1,155	1,028

Fully loaded CET 1 capital	43.2	42.4	40.7
Fully loaded AT1 capital	6.8	5.6	5.4
Fully loaded Tier 1 capital	49.9	47.9	46.2

Leverage ratio	4.2%	4.2%	4.5%

1	Included within financial assets designated at fair value are reverse repurchase agreements designated at fair value of £78bn (December 2015: £50bn).

The leverage ratio decreased to 4.2% (December 2015: 4.5%) primarily driven by an increase in the leverage exposure of £157bn to £1,185bn partially offset by a £3.8bn increase in fully loaded Tier 1 capital to £49.9bn (December 2015: £46.2bn):

●
Loans and advances and other assets increased by £104bn to £729bn. The increase was primarily driven by a £42bn increase in cash and balances at central banks due to an increase in the cash element of the Group liquidity pool, a £25bn increase in settlement balances following increased client activity, lending growth of £20bn within Barclays International and Barclays UK, and a £14bn increase in Africa banking assets held for sale reflecting the appreciation of ZAR against GBP

●	Reverse repurchase agreements increased £17bn to £95bn, primarily due to an increase in matched book trading
●	SFT adjustments increased by £20bn to £36bn, primarily as a result of a change in treatment of securities pre-positioned for use against undrawn central bank lending facilities
●	PFE on derivatives increased by £14bn to £143bn primarily driven by the appreciation of major currencies against GBP, partially offset by compression activity, sale of positions and maturity of trades
●	Weighted off balance sheet commitments increased by £7bn to £118bn primarily driven the appreciation of major currencies against GBP

The average leverage exposure measure for Q316 was £1,195bn resulting in an average leverage ratio of 4.2%. The CET1 capital held against the 0.175% transitional G-SII ALRB was £2.1bn. There is no current impact for the CCLB for the group.

Shareholder Information

Results timetable1	Date
2016 Full Year Results and Audited Annual Report	23 February 2017

				% Change3
Exchange rates2	30.09.16	30.06.16	30.09.15	30.06.16	30.09.15
Period end - USD/GBP	1.30	1.34	1.51	(3)	(14)
YTD Average - USD/GBP	1.39	1.43	1.53	(3)	(9)
3 Month average - USD/GBP	1.31	1.43	1.55	(8)	(15)
Period end - EUR/GBP	1.16	1.21	1.36	(4)	(15)
YTD average - EUR/GBP	1.25	1.29	1.37	(3)	(9)
3 Month average - EUR/GBP	1.18	1.27	1.39	(7)	(15)
Period end - ZAR/GBP	17.83	19.63	20.97	(9)	(15)
YTD average - ZAR/GBP	20.92	22.17	18.81	(6)	11
3 Month average - ZAR/GBP	18.47	21.51	20.08	(14)	(8)

Share price data	30.09.16	30.06.16	30.09.15
Barclays PLC (p)	167.80	138.60	244.15
Barclays PLC number of shares (m)	16,943	16,913	16,784
Barclays Africa Group Limited (formerly Absa Group Limited) (ZAR)	151.00	144.08	170.20
Barclays Africa Group Limited (formerly Absa Group Limited) number of shares (m)	848	848	848

For further information please contact

Investor relations	Media relations
Kathryn McLeland +44 (0) 20 7116 4943	Thomas Hoskin +44 (0) 20 7116 4755

More information on Barclays can be found on our website: home.barclays

Registered office
1 Churchill Place, London, E14 5HP, United Kingdom. Tel: +44 (0) 20 7116 1000. Company number: 48839

Registrar
Equiniti, Aspect House, Spencer Road, Lancing, West Sussex BN99 6DA United Kingdom.
Tel: 0371 384 20554 from the UK or +44 (0) 121 415 7004 from overseas.

1	Note that these announcement dates are provisional and subject to change).
2	The average rates shown above are derived from daily spot rates during the year.
3	The change is the impact to GBP reported information.
4	Lines open 8.30am to 5.30pm UK time, Monday to Friday, excluding public holidays in England and Wales.

Notes

The term Barclays or Group refers to Barclays PLC together with its subsidiaries. Unless otherwise stated, the income statement analysis compares the nine months ended 30 September 2016 to the corresponding nine months of 2015 and balance sheet analysis as at 30 September 2016 with comparatives relating to 30 June
Comparatives have been restated to reflect the implementation of the Group business reorganisation. These restatements were detailed in our announcement on 14 April 2016, accessible at home.barclays/results.
Notable items are considered to be significant items impacting comparability of performance and have been called out for each of the business segments. Notable items include: the impact of own credit in total income; the gain on disposal of Barclays’ share of Visa Europe Limited in total income; gains on US Lehman acquisition assets in total income; revision of the Education, Social Housing, and Local Authority (ESHLA) valuation methodology in total income; gain on valuation of a component of the defined retirement benefit liability in operating expenses; impairment of goodwill and other assets relating to businesses being disposed in operating expenses, provisions for UK customer redress in litigation and conduct; provisions for ongoing investigations and litigation including Foreign Exchange in litigation and conduct; and losses on sale relating to the Spanish, Portuguese and Italian businesses in other net income/(expenses).
References to underlying performance exclude the impact of notable items.
There are a number of key judgement areas, for example impairment calculations, which are based on models and which are subject to ongoing adjustment and modifications. Reported numbers reflect best estimates and judgements at the given point in time.
Relevant terms that are used in this document but are not defined under applicable regulatory guidance or International Financial Reporting Standards (IFRS) are explained in the results glossary that can be accessed at home.barclays/results.
The information in this announcement, which was approved by the Board of Directors on 26 October 2016, does not comprise statutory accounts within the meaning of Section 434 of the Companies Act 2006. Statutory accounts for the year ended 31 December 2015, which included certain information required for the Joint Annual Report on Form 20-F of Barclays PLC and Barclays Bank PLC to the US Securities and Exchange Commission (SEC) and which contained an unqualified audit report under Section 495 of the Companies Act 2006 (which did not make any statements under Section 498 of the Companies Act 2006) have been delivered to the Registrar of Companies in accordance with Section 441 of the Companies Act 2006.
These results will be furnished as a Form 6-K to the SEC as soon as practicable following their publication. Once furnished with the SEC, copies of the Form 6-K will also be available from the Barclays Investor Relations website home.barclays/results and from the SEC’s website at www.sec.gov.
Barclays is a frequent issuer in the debt capital markets and regularly meets with investors via formal road-shows and other ad hoc meetings. Consistent with its usual practice, Barclays expects that from time to time over the coming quarter it will meet with investors globally to discuss these results and other matters relating to the Group.

Forward-looking statements
This document contains certain forward-looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended, and Section 27A of the US Securities Act of 1933, as amended, with respect to the Group. Barclays cautions readers that no forward-looking statement is a guarantee of future performance and that actual results or other financial condition or performance measures could differ materially from those contained in the forward-looking statements. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements sometimes use words such as ‘may’, ‘will’, ‘seek’, ‘continue’, ‘aim’, ‘anticipate’, ‘target’, ‘projected’, ‘expect’, ‘estimate’, ‘intend’, ‘plan’, ‘goal’, ‘believe’, ‘achieve’ or other words of similar meaning. Examples of forward-looking statements include, among others, statements or guidance regarding the Group’s future financial position, income growth, assets, impairment charges, provisions, notable items, business strategy, capital, leverage and other regulatory ratios, payment of dividends (including dividend pay-out ratios and expected payment strategies), projected levels of growth in the banking and financial markets, projected costs or savings, original and revised commitments and targets in connection with the strategic cost programme and the Group Strategy Update, rundown of assets and businesses within Barclays Non-Core, sell down of the Group’s interest in Barclays Africa Group Limited, estimates of capital expenditures and plans and objectives for future operations, projected employee numbers and other statements that are not historical fact. By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances. These may be affected by changes in legislation, the development of standards and interpretations under International Financial Reporting Standards, evolving practices with regard to the interpretation and application of accounting and regulatory standards, the outcome of current and future legal proceedings and regulatory investigations, future levels of conduct provisions, future levels of notable items, the policies and actions of governmental and regulatory authorities, geopolitical risks and the impact of competition. In addition, factors including (but not limited to) the following may have an effect: capital, leverage and other regulatory rules (including with regard to the future structure of the Group) applicable to past, current and future periods; UK, US, Africa, Eurozone and global macroeconomic and business conditions; the effects of continued volatility in credit markets; market related risks such as changes in interest rates and foreign exchange rates; effects of changes in valuation of credit market exposures; changes in valuation of issued securities; volatility in capital markets; changes in credit ratings of any entities within the Group or any securities issued by such entities; the potential for one or more countries exiting the Eurozone; the implications of the results of the 23 June 2016 referendum in the United Kingdom and the disruption that may result in the UK and globally from the withdrawal of the United Kingdom from the European Union; the implementation of the strategic cost programme; and the success of future acquisitions, disposals and other strategic transactions. A number of these influences and factors are beyond the Group’s control. As a result, the Group’s actual future results, dividend payments, and capital and leverage ratios may differ materially from the plans, goals, expectations and guidance set forth in the Group’s forward-looking statements. Additional risks and factors which may impact the Group’s future financial condition and performance are identified in our filings with the SEC (including, without limitation, our annual report on form 20-F for the fiscal year ended 31 December 2015), which are available on the SEC’s website at www.sec.gov.
Subject to our obligations under the applicable laws and regulations of the United Kingdom and the United States in relation to disclosure and ongoing information, we undertake no obligation to update publicly or revise any forward looking statements, whether as a result of new information, future events or otherwise.